Exhibit 5(b)

[Letterhead of Allen & Overy – Luxembourg]

To:	Stratus Technologies, Inc.

111 Powdermill Road

Maynard, MA 01754-3409

U.S.A.

Luxembourg, 12 February, 2004

33610-00020 LU:134911.1

Dear Sirs,

We have acted as special legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to Stratus Technologies International,
S.à r.l. (the Company) and Stratus Equity S.à r.l. (Newco) in connection with the entry by the Company and Newco into a indenture agreement dated 18 November 2003 in respect of the issue by Stratus Technologies, Inc. of $170,000,000 10.375% Senior Notes due 2008 (the Indenture).

A.	Documents

We have examined, to the exclusion of any other document, copies of the documents listed in paragraphs 1. to 5. in the schedule of this legal opinion (the Schedule). The Indenture mentioned in paragraph 1. of the Schedule is hereinafter referred to as the Opinion Document.

Words and expressions defined in the Opinion Document shall, except where the context otherwise requires, have the same meanings in this legal opinion.

B.	Assumptions

In giving this legal opinion, we have assumed with your consent, and we have not verified independently:

(a)	the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies or specimens and the authenticity of the originals of such documents;

(b)	that all factual matters and statements relied upon or assumed herein are true and were true and complete on the date of execution of the Opinion Document (and any document in connection therewith);

(c)	that the Opinion Document (and any document in connection therewith) has been signed on behalf of the Company and on behalf of Newco by any of the Attorneys duly appointed by the Resolutions mentioned in paragraphs 3. and 5. the Schedule;

(d)	that the principal place of business (principal établissement) and the centre of main interests (centre des intérêts principaux) of the Company and of Newco are located at their respective registered office (siège statutaire) in Luxembourg and that the Company and Newco comply with, and adhere to, the provisions of the Luxembourg act dated 31st May, 1999 concerning the domiciliation of companies;

(e)	that the Commission de surveillance du secteur financier of Luxembourg considers that neither the Company nor Newco actually are regulated entities which are subject to the Luxembourg act dated 5th April, 1993 relating to the financial sector, as amended (the Banking Act 1993);

(f)	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

(g)	that neither the articles of association of the Company and the articles of association of Newco nor the resolutions of the Company and the resolutions of Newco have been amended or revoked since the dates referred to in paragraphs 3. and 5. of the Schedule, respectively; and

(h)	that the meetings of the Board of Managers of the Company and Newco mentioned in paragraphs 3. and 5. of the Schedule were duly convened and duly held.

We express no, nor do we imply any, opinion as to any laws other than the laws of Luxembourg.

C.	Opinion

Based upon, and subject to, the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, and as construed and applied by the Luxembourg courts, on the date hereof:

1.	The Company and Newco are both private limited liability companies (sociétés à responsabilité limitées) duly incorporated and validly existing under the laws of Luxembourg for an unlimited duration.

2.	The Company and Newco have the corporate power and authority under the laws of Luxembourg to enter into, execute and deliver the Opinion Document and to perform their respective obligations thereunder.

3.	The Opinion Document has been duly executed and delivered on behalf of the Company and Newco.

D.	Qualifications

The above opinions are subject to the following qualifications:

a.	The opinion expressed in paragraph 1. above is qualified as follows:

i.	that a search at the Luxembourg trade and companies register and/or at the clerk’s office of the Luxembourg district court (sitting in commercial matters) is not necessarily capable of conclusively revealing whether or not a winding-up petition or a petition for the making of an administration or bankruptcy order or similar action has been presented; and

ii.

that the corporate documents (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver, manager, administrator or administrative receiver) may not be held at the Luxembourg trade and companies register and/or at the clerk’s office of the Luxembourg district court (sitting in commercial matters) immediately and there may be a delay in the relevant notice appearing on the files regarding the relevant party.

b.	This legal opinion is as of this date and we undertake no obligation to update it or advise of changes hereafter occurring. We express no opinion on any economic, financial or statistical information contained in the Opinion Document (or any document in connection therewith).

This legal opinion is given on the express basis, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can only be brought before the courts of Luxembourg.

Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that any are attributable to such factors.

This legal opinion is given to you exclusively in connection with the Opinion Documents. You may not give copies of this legal opinion to others, or enable or allow any person or persons to quote, rely upon or otherwise use part or all of this legal opinion without our prior written permission.

However, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the captions “Enforcement of Civil Liabilities” and “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under section 7 of the U.S. Securities Act of 1933, as amended or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

/s/    ALLEN & OVERY

LUXEMBOURG

Marc Feider

Schedule

1. the Indenture dated 18 November 2003

2. the restated articles of association of the Company as of 23 Mai 2002

3. the minutes of the meeting of the Board of Managers of the Company dated 5 November 2003

4. the articles of association of Newco as of 11 January 2001

5. the minutes of the meeting of the Board of Managers of Newco dated 5 November 2003

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